Chapman and Cutler LLP                            111 West Monroe Street
                                                  Chicago, Illinois  60603

                          April 5, 2012

Mr. Vincent DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:                    FT 3451
     Diversified Equity Strategic Allocation Port. 2Q '12 -
                           Term 7/9/13
                    File No. 333-180000

Dear Mr. DiStefano:

     This letter is in response to the comments that you raised during our telephone conversation on April 4, 2012 regarding the registration statement on Form S-6 for FT 3451, as filed on March 12, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Diversified Equity Strategic Allocation Port. 2Q '12 - Term 7/9/13 (the "Trust"). This letter serves to respond to your comments.

    1. In the first paragraph under the heading "1. Identify the universe of eligible stocks." on page 14 of the prospectus, please identify the date on which the universe of stocks from which the Trust portfolio is selected is established.

      Response: The first sentence of the first paragraph of the referenced section in the prospectus has been revised as follows:
"The first step in our selection process is to establish a universe of stocks as of two business days before the Initial Date of Deposit (the "selection date") from which the portfolio will be selected."


      2. In the second paragraph under the heading "1. Identify the universe of eligible stocks." on page 14 of the prospectus, please explain how the percentage breakdown of the domestic universe of stocks among large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%) was determined. How does this market capitalization breakdown relate to established large-, mid-, and small-capitalization index ranges?

      Response: The domestic universe of the 3,000 largest U.S.- listed securities is intended to roughly represent the entire investible universe of stocks of domestic companies. This is similar to the Russell 3000 Index, which according to Russell, represents 98% of the U.S. investible universe. The selection methodology classifies the largest 10% or 300 stocks as large-cap; the next 20% or 600 stocks as mid-cap; and the remaining 70% or 2,100 stocks as small-cap. These targets are similar to established index market-cap ranges. Standard & Poor's classifies 500 companies as large-cap, while Russell classifies the largest 200 stocks in the Russell 1000 Index as large-cap. Similarly, the Russell Midcap Index includes the smallest 800 stocks in the Russell 1000 Index; and the smallest 2,000 stocks in the Russell 3000 Index are classified as small-cap.


     3. In the second paragraph under the heading " 1. Identify the universe of eligible stocks." on page 14 of the prospectus, please revise the third sentence to read as follows: "In the case of the small-cap universe, only the 250 largest stocks with a minimum 3-month average daily trading volume of $1,000,000 as of the selection date within each growth and value group are included to seek to ensure sufficient liquidity."

      Response: The referenced disclosure has been revised as requested.


      4. In the last sentence of the second paragraph under the heading "1. Identify the universe of eligible stocks." on page 14 of the prospectus, please define what is meant by "developed nations."

      Response: The disclosure has been updated to include a list of the countries that are considered developed nations.


     5. Concerning the Stock Selection Factors listed under the heading "2. Apply rules-based stock selection models." on page 14 of the prospectus, we have the following comments. Please update the prospectus disclosure as necessary.

      (a)   How  are  each of the factors listed under  the  Risk
Model,  Value  &  International Model, and Growth  Model  ranked?
Highest to lowest?

      Response: The stocks classified in each of the seven universes are given numerical rankings from best to worst for each of the corresponding Stock Selection Factors listed.

      (b) How are each of the factors weighted when determining the 30 stocks with the best overall ranking from each of the seven style classes?

      Response: Each of the Stock Selection Factors are given equal weight when determining the 30 stocks with the best overall ranking from each of the seven style classes.

     (c)  How is "Earnings variability" calculated?

      Response: Earnings variability is measured by comparing a company's trailing 12-months earnings per share from the previous five years against a linear trend line.

      (d) How is "Return on assets" measured? If it is measured as the positive change from a particular date, please indicate over which time period "Return on assets" is measured.

     Response: Return on assets is measured as the last 12 months of earnings divided by the average assets over that time period. Change in return on assets is a comparison of the trailing 12 months return on assets versus the previous trailing 12 months return on assets.

      (e) Please indicate the date on which "3-month price appreciation" and "6-month price appreciation" are measured.

      Response: The 3-month price appreciation and 6-month price appreciation are both measured as of the selection date.


     6. In the first paragraph under the heading "3. Select the highest scoring stocks." on page 14 of the prospectus, please define what is meant by "ten major market sectors."

      Response:  The  referenced disclosure has been  revised  to describe the ten major market sectors as those classified by  the
Standard   &  Poor's  Global  Industry  Classification  Standard,
commonly known as the "GICS" sectors.


      7. Please revise the second sentence of the third paragraph under the heading "3. Select the highest scoring stocks." on page 14 of the prospectus to read as follows: "If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit."

      Response: The referenced disclosure has been revised as requested.


      8. Please revise the second sentence of the fifth paragraph under the heading "3. Select the highest scoring stocks." on page 14 of the prospectus to read as follows: "These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan."

      Response: The referenced disclosure has been revised as requested.


      9.    Please change the title of the "Comparison  of  Total
Return"  table  on  page 17 of the prospectus to  the  following:
"Comparison of Hypothetical Total Return."

      Response: The referenced disclosure has been revised as requested.


       10. The third sentence of footnote (2) under the "Comparison of Total Return" table on page 17 of the prospectus reads as follows: "Hypothetical Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust" What "sales charges and expenses" are reflected in the Hypothetical Strategy figures?

      Response: The sales charges and expenses referenced in this disclosure are those outlined on page 4 of the prospectus, under "Fee Table." A cross-reference to this section has been added to the third sentence of footnote (2) under the table.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                Very truly yours,

                                Chapman and Cutler LLP


                                By /s/ Brian Free
                                  ----------------
                                     Brian Free


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